China Cord Blood Corporation Reports Financial Results

for the Fourth Quarter and Full Year of Fiscal 2013

4Q13 Added 16,059 New Subscribers

4Q13 Revenue Up 33.3% YOY to RMB133.0 Million

4Q13 Operating Income up 45.6% to RMB50.7Million

Conference Call to be Held June 19, 2013 at 8:00 a.m. ET

HONG KONG, China, June 18, 2013 -- China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services, today announced its preliminary unaudited financial results for the fourth quarter and full year of fiscal year 2013 ended March 31, 2013.

Fourth Quarter of Fiscal 2013 Highlights

•	Revenues for the fourth quarter of fiscal 2013 increased by 33.3% to RMB133.0 million ($21.4 million) from RMB99.8 million in the prior year period.
•	New subscriber sign-ups reached 16,059.
•	Accumulated subscriber base amounted to 311,982, up 30.1% year-over-year.
•	Gross profit increased by 38.8% to RMB106.1 million ($17.1 million) from RMB76.4 million in the prior year period.
•	Gross margin was 79.8%, an increase from 76.6% in the prior year period.
•	Operating income increased by 45.6% to RMB50.7 million ($8.2 million) from RMB34.8 million in the prior year period.
•	Interest expense amounted to RMB22.1 million ($3.6 million), compared to RMB0.9 million in the prior year period.
•	Net income attributable to the Company was RMB23.0 million ($3.7 million), decreased by 21.2% compared to the prior year period, as a result of increased interest expenses.
•	Operating cash inflow for the quarter amounted to RMB155.1 million ($25.0 million).

Full Year Fiscal 2013 Highlights

•	Revenues for the full year fiscal 2013 increased by 38.3% to RMB526.1 million ($84.7 million) from RMB380.5 million in the prior year.
•	New subscriber sign-ups reached 72,228 and the accumulated subscriber base expanded to 311,982.
•	Gross profit increased by 42.8% to RMB419.5 million ($67.5 million) from RMB293.8 million in the prior year.
•	Operating income increased by 55.2% to RMB209.3 million ($33.7 million) from RMB134.8 million in the prior year.
•	Interest expense amounted to RMB70.1 million ($11.3 million), compared to RMB3.3 million in the prior year.
•	Net income attributable to the Company amounted to RMB112.4 million ($18.1 million), compared to RMB132.0 million in the prior year.
•	Operating cash inflow for the full year fiscal 2013 was RMB578.6 million ($93.2 million).

“Fiscal 2013 was a fruitful year concluded with eventful accomplishments,” stated Ms. Ting Zheng, Chief Executive Officer of China Cord Blood Corporation. “We successfully added 72,228 new subscribers to our subscriber base, finishing the year by surpassing our original target by more than 12%, and our growing accumulated subscriber base exceeded the three hundred thousand mark at 311,982. These accomplishments were made possible by our years of market cultivation efforts and the “Dragon Year” baby boom. Aside from setting new records of revenue and operating cash flow, we have also raised our investment in both Guangdong and Shandong as we continue to expand our presence in China. In addition, we are pleased that our Beijing subsidiary received AABB Accreditation as our commitment toward high quality standards has been recognized, which motivates us to strive for further quality excellence for our Group as a whole.”

Summary – The Fourth Quarter and Full Year Ended March 31, 2012 and 2013

	Three Months Ended March 31,			Year Ended March 31,
	2012	2013		2012	2013
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Revenues	99,778	133,011	21,417	380,490	526,123	84,711
Gross Profit	76,448	106,104	17,085	293,832	419,502	67,544
Operating Income	34,842	50,747	8,172	134,843	209,314	33,702
Net Income Attributable to the Company	29,239	23,028	3,709	131,980	112,447	18,106
Earnings per Ordinary Shares – Basic[1] and Diluted (RMB/US$)	0.40	0.32	0.05	1.79	1.49	0.24

Revenue Breakdown (%)
Processing Fees	74.0%	72.2%		74.0%	75.4%
Storage Fees	26.0%	27.8%		26.0%	24.6%

New Subscribers (persons)	14,336	16,059		53,924	72,228
Total Accumulated Subscribers (persons)	239,754	311,982		239,754	311,982

Summary – Selected Cash Flow Statement Items

	Three Months Ended		Year Ended
	March 31, 2013		March 31, 2013
(in thousands)	RMB	US$	RMB	US$
Net cash provided by operating activities	155,079	24,969	578,632	93,166
Net cash used in investing activities	(137,297)	(22,106)	(493,717)	(79,494)
Net cash (used in)/provided by financing activities	(2,750)	(443)	618,718	99,620

Fourth Quarter of Fiscal 2013 Financial Results

REVENUES. Revenues increased by 33.3% to RMB133.0 million ($21.4 million) in the fourth quarter of fiscal 2013 from RMB99.8 million in the prior year period, driven by increasing new subscriber sign-ups during the quarter, as well as the strong increase in recurring income from our rising accumulated subscriber base.

____________________

1 The terms of the convertible notes issued to KKR and Golden Meditech provide KKR and Golden Meditech with the ability to participate in any excess cash dividend. Therefore, the calculation of basic EPS has taken into consideration the effect of such participating rights equal to RMB0.00 ($0.00) and RMB0.08 ($0.01) for the three months and year ended March 31, 2013, respectively.

Revenues generated from storage fees increased to RMB37.0 million ($6.0 million), up 42.3% from RMB26.0 million in the prior year period. As a result of the expanded subscriber base, revenue generated from storage fees as a percentage of total revenues increased to approximately 27.8%, from 26.0% in the prior year period.

Revenues generated from processing fees increased to RMB96.0 million ($15.4 million) due to the increase in new subscribers sign-ups. Revenues generated from processing fees accounted for 72.2% of total revenues, compared to 74.0% in the prior year period.

GROSS PROFIT. Gross profit for the fourth quarter of fiscal 2013 increased by 38.8% to RMB106.1 million ($17.1 million) with gross margin expanded from 76.6% in the prior year period to 79.8%. Higher gross margin is supported by rising contribution from storage revenues and economies of scale, which exceeded the increase in material and labor costs.

OPERATING INCOME. Operating income for the fourth quarter increased 45.6% to RMB50.7 million ($8.2 million) from RMB34.8 million in the prior year period. With the increase in administrative costs largely being contained, the benefit of rising revenue and gross margin expansion helped to fuel the operating margin expansion from 34.9% in the prior period to 38.2%, however the benefit was also partially offset by increased sales and marketing efforts. Depreciation and amortization expenses for the fourth quarter were RMB11.3 million ($1.8 million), compared to RMB7.7 million in the prior year period.

Research and Development Expenses. Research and development expenses increased to RMB2.2 million ($0.4 million) compared to RMB2.0 million in the prior year period.

Sales and Marketing Expenses. Sales and marketing expenses for the fourth quarter amounted to RMB26.1 million ($4.2 million). As a percentage of revenue, it increased to 19.6% in the fourth quarter of fiscal 2013, compared to 16.6% in the prior year period. The increase in sales and marketing expenses represented more comprehensive marketing efforts and an increase in the Company’s sales force, which was consistent with management’s expectations and sets the stage for the Company’s ongoing market penetration efforts.

General and Administrative Expenses. General and administrative expenses were RMB27.0 million ($4.3 million) compared to RMB23.1 million in the prior year period. As a percentage of revenue, it decreased to 20.3% in the fourth quarter of fiscal 2013, compared to 23.1% in the prior year period, which was generally consistent with the general and administrative expenses of the Company in the third quarter of fiscal 2013.

OTHER INCOME AND EXPENSES

Interest Expense. Interest expense increased to RMB22.1 million ($3.6 million) from RMB0.9 million in the prior year period. The increase was largely attributable to the convertible notes issued to KKR China Healthcare Investment Limited (“KKR”) and Golden Meditech Holdings Limited (“Golden Meditech”). In the fourth quarter of fiscal 2013, interest expense related to the convertible notes amounted to RMB21.2 million ($3.4 million).

NET INCOME ATTRIBUTABLE TO THE COMPANY. Income before income tax for the fourth quarter of fiscal 2013 decreased by 12.1% to RMB33.6 million ($5.4 million) due to higher interest expense recorded in the current quarter. As a result, net income attributable to the Company for the fourth quarter of fiscal 2013 was RMB23.0 million ($3.7 million), and decreased from RMB29.2 million in the prior year period. Net margin for the fourth quarter of fiscal 2013 was 17.3%, compared to 29.3% in the prior year period, as a result of higher operating margin offset by higher interest expense incurred for the convertible notes.

EARNINGS PER SHARE. The terms of the convertible notes issued to KKR and Golden Meditech provide each party with the ability to participate in any Excess Cash Dividend.2 Therefore, the calculation of basic and diluted EPS has taken into consideration the effect of such participating rights equal to RMB0.00 ($0.00) for the fourth quarter of fiscal 2013. Basic and diluted earnings per ordinary share for the fourth quarter of fiscal 2013 were RMB0.32 ($0.05).

LIQUIDITY. As of March 31, 2013, the Company had cash and cash equivalents of RMB1,494.1 million ($240.6 million) compared to RMB794.3 million as of March 31, 2012. The Company had total debt of RMB801.8 million ($129.1 million) as of March 31, 2013. Operating cash inflow for the fourth quarter of fiscal 2013 amounted to RMB155.1 million ($25.0 million), representing a significant growth from RMB102.2 million in the prior year period.

Full Year Fiscal 2013 Financial Results

For the full year fiscal year 2013, total revenues increased by 38.3% to RMB526.1 million ($84.7 million) from RMB380.5 million in the prior year. The increase was largely attributable to the significant increase in new subscribers during the “Dragon Year” baby boom and the expansion of the Company’s accumulated subscriber base to 311,982 subscribers. Similarly, revenues related to processing fees and storage fees grew by 40.9% and 30.8%, respectively. Gross profit increased by 42.8% to RMB419.5 million ($67.5 million) from RMB293.8 million in the prior year, and operating income increased by 55.2% to RMB209.3 million ($33.7 million) from RMB134.8 million in the prior year. Interest expense increased to RMB70.1 million ($11.3 million) from RMB3.3 million in the prior year, and the increase was largely attributable to the convertible notes issuances during fiscal 2013. As such, income before income tax grew 4.3% to RMB158.2 million ($25.5 million), from RMB151.6 million in the prior year. Income tax expense was lower in fiscal 2012 because the Company recorded a tax write-back due to the High and New Technology Enterprise tax status of both Beijing and Guangdong subsidiaries during fiscal 2012, no such write-back was recorded during fiscal 2013. Combining the effects of higher interest expense and lack of tax write-back in fiscal 2013, net income attributable to the Company for the fiscal 2013 amounted to RMB112.4 million ($18.1 million). Basic and diluted earnings per share attributable to ordinary shares were RMB1.49 ($0.24). The calculation of basic and diluted earnings per share has taken into consideration the effect of the participating rights in any Excess Cash Dividend2 of RMB0.08 ($0.01) for fiscal 2013. Net cash provided by operating activities for full year of fiscal 2013 was RMB578.6 million ($93.2 million), up from RMB353.9 million in the prior year due to higher adoption rates regarding upfront payment option and the increase in new subscriber sign-ups.

Ms. Zheng stated, “Moving away from the Year of the Dragon and entering fiscal 2014, we expect to experience both challenges and opportunities.  As the Chinese market gradually resumes lower normalized birth trends, we anticipate some near-term pressure to subscriber growth rates.  Consequently, our near-term priority is to penetrate the Guangdong market by adding new storage capacity in the region and accelerating the development and renovation process with respect to the new Zhejiang storage facility.”

“As the Company is a premium cord blood banking operator, consistent with our pricing strategy to date and pursuit of high quality standings, we have decided to readjust our prices by increasing the processing fee to RMB6,800 from RMB5,800 and gross annual payment to RMB980 from RMB620 across Beijing municipality, Guangdong province and Zhejiang province.  This initiative will allow us to maximize profitability and offset rising production costs.  We remain dedicated to our China expansion strategy by deepening our penetration into our local territories while also pursuing new opportunities in other regions of China where we do not currently serve.  We continue to build on our favorable market position and industry trend to better serve the needs of our customers and drive improved performance for our shareholders.” Ms. Zheng concluded.

____________________

2 “Excess Cash Dividend” means any cash dividend to holders of shares that, together with all other cash dividends previously paid to holders of shares in the same financial year, exceeds, on a per share basis, an amount equal to the interest that has accrued and shall accrue at 7% in such financial year divided by the number of shares into which the note is convertible at the conversion price then in effect on the relevant record date.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Wednesday, June 19, 2013 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties may access the audio webcast through the Company’s IR website at http://ir.chinacordbloodcorp.com. A replay of the webcast will be accessible two hours after the presentation and available for three weeks at the same URL link above. Listeners may also access the call by dialing 1-718-354-1231 or 1-866-519-4004 for US callers or +852-2475-0994 for Hong Kong callers, access code: 73748995.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions; uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date of this press release, and the Company does not intend to update any of the forward-looking statements after the date of this press release to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company's revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, as well as general economic conditions; compliance with restrictive debt covenants under our senior convertible notes; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the periods ending March 31, 2013 were made at the noon buying rate of RMB6.2108 to $1.00 on March 29, 2013 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

Mr. William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.Zima@icrinc.com

EXHIBIT 1

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31, 2012 and 2013

	March 31,	March 31,
	2012	2013
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	794,311	1,494,099	240,565
Accounts receivable, less allowance for doubtful accounts (March 31, 2012: RMB13,916; March 31, 2013: RMB14,112)	79,012	73,076	11,766
Inventories	6,666	10,265	1,652
Prepaid expenses and other receivables	11,561	11,602	1,868
Trading securities	354	-	-
Debt issuance costs	-	3,678	592
Deferred tax assets	5,268	5,454	878
Total current assets	897,172	1,598,174	257,321
Property, plant and equipment, net	267,862	468,272	75,397
Non-current prepayments	2,863	212,633	34,236
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2012: RMB38,628; March 31, 2013: RMB36,361)	254,236	249,370	40,152
Inventories	34,651	39,730	6,396
Intangible assets, net	129,791	125,170	20,154
Available-for-sale equity securities	98,199	88,404	14,234
Other investment	134,363	189,129	30,452
Debt issuance costs	-	11,667	1,879
Deferred tax assets	5,013	3,727	600
Total assets	1,824,150	2,986,276	480,821

LIABILITIES
Current liabilities
Bank loan	45,000	50,000	8,050
Accounts payable	6,343	9,890	1,592
Accrued expenses and other payables	33,351	84,006	13,527
Deferred revenue	106,110	172,328	27,747
Amounts due to related parties	360	11,241	1,810
Income tax payable	5,943	4,983	802
Total current liabilities	197,107	332,448	53,528
Convertible notes	-	751,781	121,044
Non-current deferred revenue	306,534	530,258	85,377
Other non-current liabilities	60,420	107,158	17,254
Deferred tax liabilities	24,462	23,168	3,730
Total liabilities	588,523	1,744,813	280,933

EXHIBIT 1 (continued)

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31, 2012 and 2013 - (continued)

	March 31,	March 31,
	2012	2013
	RMB	RMB	US$
	(in thousands except share data)

EQUITY
Shareholders’ equity
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and outstanding as of March 31, 2012 and 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31, 2013	50	50	8
Additional paid-in capital	865,654	798,221	128,522
Treasury stock, at cost (March 31, 2012: nil; March 31, 2013: 136,899 shares)	-	(2,815)	(453)
Accumulated other comprehensive income	26,057	18,256	2,939
Retained earnings	310,973	423,420	68,175
Total shareholders’ equity	1,202,734	1,237,132	199,191
Non-controlling interests	32,893	4,331	697
Total equity	1,235,627	1,241,463	199,888
Total liabilities and equity	1,824,150	2,986,276	480,821

EXHIBIT 2

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Year ended March 31, 2012 and 2013

	Three months ended March 31,			Year ended March 31,
	2012	2013		2012	2013
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except share data)

Revenues	99,778	133,011	21,417	380,490	526,123	84,711
Direct costs	(23,330)	(26,907)	(4,332)	(86,658)	(106,621)	(17,167)
Gross profit	76,448	106,104	17,085	293,832	419,502	67,544
Operating expenses
Research and development	(1,953)	(2,249)	(362)	(7,615)	(8,459)	(1,362)
Sales and marketing	(16,567)	(26,116)	(4,205)	(61,678)	(93,684)	(15,084)
General and administrative	(23,086)	(26,992)	(4,346)	(89,696)	(108,045)	(17,396)
Total operating expenses	(41,606)	(55,357)	(8,913)	(158,989)	(210,188)	(33,842)
Operating income	34,842	50,747	8,172	134,843	209,314	33,702
Other income/(expense), net
Interest income	3,411	4,002	644	13,432	15,064	2,425
Interest expense	(896)	(22,070)	(3,553)	(3,287)	(70,097)	(11,286)
Exchange gain/(loss)	33	(25)	(4)	(1,343)	(984)	(158)
Dividend income	-	-	-	7,217	4,685	754
Others	823	924	149	737	203	33
Total other income/(expense), net	3,371	(17,169)	(2,764)	16,756	(51,129)	(8,232)
Income before income tax	38,213	33,578	5,408	151,599	158,185	25,470
Income tax expense	(6,597)	(10,483)	(1,688)	(9,634)	(38,543)	(6,206)
Net income	31,616	23,095	3,720	141,965	119,642	19,264
Net income attributable to non-controlling interests	(2,377)	(67)	(11)	(9,985)	(7,195)	(1,158)
Net income attributable to the Company	29,239	23,028	3,709	131,980	112,447	18,106

Net income per share:
Attributable to ordinary shares
- Basic	0.40	0.32	0.05	1.79	1.49	0.24
- Diluted	0.40	0.32	0.05	1.79	1.49	0.24

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax	(604)	2,936	473	(1,653)	1,296	209
- Net unrealized gain/(loss) in available-for-sale equity securities, net of nil tax	58,055	12,023	1,936	46,587	(9,120)	(1,468)
Comprehensive income	89,067	38,054	6,129	186,899	111,818	18,005

Comprehensive income attributable to non-controlling
interests	(2,427)	(67)	(11)	(10,282)	(7,172)	(1,155)
Comprehensive income attributable to the Company	86,640	37,987	6,118	176,617	104,646	16,850